Mail Stop 3561

July 17, 2006

Michael Lee, President
Zipglobal Holdings, Inc.
420 Washington Street, Unit LL-6
Braintree, MA 02184

> **Re:** **Zipglobal Holdings Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 19, 2006**
> **File No. 333-135134**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context. Parenthetical definitions such as these are unnecessary. Please delete. See Rule 421(c) of Regulation C.

Summary, page 5

2. Delete the penultimate sentence in the 1st paragraph since a summary by its' nature is not a complete discussion. Inclusion of the sentence implies omitted information. The summary should be a brief rendition of the most significant aspects of the company and the offering with a detailed discussion in the latter part of the prospectus. Revise this entire summary

section accordingly. Currently, you present information that is inappropriate for a summary including verbatim information presented in the business section.

3. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern.

Risk Factors, page 6

4. It appears that you have provided a summary of some of your risk factors. Your risk factors discussion should follow your summary discussion. Please revise accordingly.

Risk Factors, page 9

5. We note that the selling shareholders will initially offer your common stock at a price of $.50 per share. Please include a risk factor that discusses the impact of our penny stock regulations on the sale of your common stock.

6. Please include a risk factor that discusses the impact of the risk posed by management owning a controlling interest of your company.

7. We note that some of your risk factor subheadings merely state facts about your business rather than describing the risk that is being discussed. For example:

- Competition could reduce our market share …, page 9;

- Pricing pressures may lessen our competitive advantage, page 9; and,

- Government regulation regarding the Internet may…, page 13.

These are only examples, please revise your risk factor subheadings generally to ensure that they reflect the risk you describe in the text.

We may not be able to hire and retain…, page 10

8. It appears that you have two risk factors describing the same risk, this risk factor and the one that immediately follows. Please revise to distinguish these risks.

Pricing pressures and increased use of VoIP…, page 12

9. This risk factor appears to cover some of the risk you discuss on page 9, "Pricing pressures may lessen…" Please revise to clearly distinguish this risk from the one you discuss on page 9.

Federal and state regulations may be passed…, page 13

10. This risk appears to describe a risk that could apply equally to other businesses that are similarly situated. As such it is a generic risk that should not be included in your risk factor section. Please either eliminate this generic risk, or revise it to state the specific material risk to your company or to the purchasers in this offering.

Forward Looking Statements, page 15

11. We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Please delete references to the Litigation Reform Act.

Selling Security Holders, page 16

12. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Hair Adventures Hair Studio, Inc., River Dragon Holdings Limited, GH Marshfield Family Limited Partnership and Shenarch Cuisine, LLC. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

13. Please also explain the meaning of "H&W" in the name of Peter and Rebeckah Moscatelli.

14. Is any selling shareholder a broker-dealer? If so, identify that shareholder as an underwriter.

15. For each selling shareholder that is an affiliate of a broker-dealer, disclose if true:

> a. The seller purchased the securities to be resold in the ordinary course of business; and

> b. At the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, disclose that the shareholder is an underwriter. We may have additional comments upon review of your response.

Plan of Distribution, page 18

16. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is

made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

<u>Directors, Executive Officers, Promoters and Control Persons, page 19</u>

17. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B. Delete subjective information that embellishes their expertise or success. Among other examples are the references to Mr. Li's "solid reputation" in the calling card market and his "thorough understanding…"

<u>Compensation, page 20</u>

18. File the management contract with Max International Investment Limited as an exhibit to the registration statement. See Item 601 of Regulation S-B. This would also apply to the other agreements referenced in the paragraph as applicable. Please advise. In addition, expand this section to include the percentage of each officer's time spent on the company's business.

<u>Security Ownership…, p 21</u>

19. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Excel Faith Limited.

<u>Description of Securities, page 22</u>

20. Please disclose whether any provision in your charter or by-laws would delay, defer or prevent a change of control. Refer to Item 202(4) of Regulation S-B.

<u>Description of Business, page 26</u>

21. Indicate whether the acquisition of Beasley was at arms length. If not, indicate the circumstances of the transaction and the manner in which the exchange rate was determined.

22. We note your statement that you sell telecommunication time to other resellers. From your disclosure it appears that your main business is to provide a box that allows your customers to use their Internet services to obtain phone services. It is not clear how this would apply to the selling of telecommunication time to resellers. Please expand your disclosure to explain how you provide this service and how significant your resell activities are.

23. In addition, you do not make the boxes. You purchase the boxes and then resell them to the public. Please revise your disclose to make this clearer. Also, provide details concerning from whom you buy the boxes and your contractual relationship with that entity. If you

have a contract with the manufacturer, then that contract should be filed as an exhibit to your registration statement. Further, expand this section generally to more specifically discuss the current status of the company's operations and your plans to expand. The generally favorable discussion needs to be modified to also indicate the company's precarious financial condition and less than certain future. Discuss any technical limitations on equipment, increased operational costs as you gain additional customers, availability of equipment, any limitations on capacity usage and your technical development of technologies. Include also in your discussion, a percentage breakdown of residential versus business customers and a more narrow identification of your customers locations. Provide also provide information on billing and collections.

24. Provide us with the basis for your various predictions such as your belief that your subscriber base will double by 2007 and that you will be net positive by the 1st quarter of 2007.

Employees, page 34

25. Indicate the number of employees you have in each of marketing, development and research and development.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

26. Please discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income, or your liquidity.

Description of Property, page 38

27. Please disclose your rent figures in U.S. dollars. Your lease termination dates do not match the information in Note G on page F-10. Please advise.

Certain Relationships and Related Transactions, page 38

28. For each transaction please disclose whether the transaction was comparable to terms you could have obtained from unaffiliated third parties. We note your discussion concerning your management contract with Max International Investments Limited. Please disclose the fee in U.S. dollars. Finally, please file a copy of the Max Investment Limited's management contract as an exhibit.

29. The information in the 1st paragraph of Note D on page F-10 appears to be appropriate in this section. Please advise.

Where You Can Find More Information, page 41

30. We do not understand your reference to "Rancho" in the 3rd and 4th sentences.

Undertakings, page II-2

31. Please revise to include the undertakings required by Item 512(g)(1)of Regulation S-B

Exhibits

32. A number of exhibits are the "form of" the exhibit. In some instances this is not appropriate. For example, you should file the executed copy of the Share Exchange Agreement. Please file executed copies of your exhibits or explain why you have chosen not to file them.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or William Choi at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, esq.
        FAX (732) 530-9008